[Letterhead of Jones Day]
Direct Number: (216) 586-7254
cjhewitt@jonesday.com
March 28, 2006
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Daniel F. Duchovny Attorney-Advisor, Office of Mergers and Acquisitions

Re:	GenCorp Inc. Definitive Additional Materials Filed March 14, 17 and 23, 2006 File No. 1-01520
Ladies and Gentlemen:
     This letter responds to the Staff’s comments to GenCorp Inc. with respect to the definitive additional materials referenced above. Below are responses to each comment in the Staff’s comment letter. For the convenience of the Staff, each comment is repeated before the response.
Staff Comment Letter, dated March 21, 2006
Definitive Additional Materials filed March 14, 2006
1.	Provide the basis for the following statements made in your presentation:
•	You exited the automotive business at an “attractive valuation” (page 6)

•	You resolved “most legacy issues successfully” (page 6)

•	Aerojet achieved “sustained industry leadership” (page 11)

•	You exited the fine chemicals business at “attractive valuations” (page 11)

•	Aerojet is a “market leader” in U.S. tactical missiles, defensive missiles, etc. (page 15)

•	Aerojet is the “only company with leadership position in solid and liquid propulsion” (page 15)

•	Aerojet has a “successful acquisition track record” (page 15)

Securities and Exchange Commission
March 28, 2006

You should provide a key with your response that clearly indicates which portion of the supplemental materials supports the statements.
     GenCorp supplementally advises the staff as follows as the basis for each of these statements:
Reference:
•	You exited the automotive business at an “attractive valuation” (page 6)
     GenCorp’s belief is based on the facts and circumstances from the time it made the decision to sell the business until it ultimately closed. The business was encountering numerous market-driven challenges including material cost increases and customer pricing pressures, together with performance issues. GenCorp believed the outlook for the business was poor. The Company believes that, given the decline of the automotive industry since August 2004 and its belief that the business used substantial amounts of cash post-divestiture, its decision was confirmed by the marketplace.
A brief overview of the facts:
–	GenCorp conducted an extensive competitive sale process.

–	The investment bank that advised GenCorp on the transaction provided a valuation analysis in July 2004 which reflected the following:
•	The 18 selected precedent transactions implied that the range of the Total Enterprise Value (TEV) of the target companies as a multiple of its of Last Twelve Month (LTM) Pro Forma Earnings before interest taxes depreciation and amortization (EBITDA) was as follows:
•	Low – 4.6x

•	High – 7.8x

•	Median – 6.4x
•	The selected publicly traded comparable companies data implied that the range of the TEV of the selected companies as a multiple of its LTM Pro Forma EBITDA multiple was as follows:
•	Low – 4.8x

•	High – 6.7x

•	Median – 6.3x
–	GenCorp sold the business for $147 million in August 2004.

–	The 5/31/04 LTM Pro forma EBITDA for the business was $23.4 million.

–	The business was sold at a 6.3x multiple of LTM Pro forma EBITDA, which was consistent with the industry valuation data discussed above.

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March 28, 2006

–	After the sale, there was deterioration in the automotive supplier industry with many companies seeing significant decline in stock price and others filing for bankruptcy.
•	Dana – Filed for Chapter 11 in March 2006

•	Delphi – Filed for Chapter 11 in October 2005

•	Collins & Aikman – Filed for Chapter 11 in May 2005

•	Cooper Tire & Rubber – Approximate 25% decline in stock price since August 2004

•	Lear – Approximate 60% decline in stock price since August 2004

•	Visteon – Approximate 50% decline in stock price since August 2004
Reference:
•	You resolved “most legacy issues successfully” (page 6)
     As noted in the Company’s 2004 annual report on Form 10K (and other Company SEC filings) and as summarized on page 40 of the presentation, Aerojet-General Corporation was sued by approximately (i) 500 plaintiffs residing in the vicinity of Aerojet’s facilities near Sacramento, California (the Sacramento cases); (ii) 1,100 plaintiffs residing in the vicinity of Aerojet’s former facility in Azusa, California (the San Gabriel Valley cases); and (iii) 80 plaintiffs living in the vicinity of Aerojet’s former facility in Chino Hills, California (the Chino Hills cases). All told, the number of plaintiffs in these toxic tort cases totaled approximately 1,680 at its maximum. Through dismissals and settlement, the number of plaintiffs has been reduced to 10, representing a significant reduction of plaintiffs and, the Company believes, risk to the Company arising out of these legacy issues.
     As noted in the Company’s 2003 annual report on Form 10K, and as summarized on page 40 of the presentation, Aerojet was sued by American States Water Company for alleged contamination of certain wells located near Aerojet’s Sacramento, California facility. American States claimed damages of approximately $250 million. This lawsuit was settled in 2003 for a net cost to the Company of approximately $5 million.
     Also as noted in the Company’s 2004 annual report on Form 10K (and other Company SEC filings), and as summarized on page 40 of the presentation, the Company was sued by a group of retirees seeking rescission of a certain retiree medical plan and a reinstatement of the prior plan. The plaintiffs sought to represent a class of retirees totaling approximately 1,700. This significant legacy liability was resolved in a settlement in 2005 as summarized on page 40 of the presentation.
     With the resolution of the toxic tort cases, water contamination and retiree medical cases summarized above, and at the costs to the Company as set forth on page 40 of the presentation, the Company believes that a significant amount of legacy issues have been resolved over the last three years at favorable net costs to the Company. With the resolution of these claims, the

Securities and Exchange Commission
March 28, 2006

Company believes that a significant amount of legacy matters that were facing the Company has been resolved successfully.
Reference:
•	Aerojet achieved “sustained industry leadership” (page 11)

•	Aerojet is the “only company with leadership position in solid and liquid propulsion” (page 15)
     In general, propulsion products use either solid fuel or liquid fuel. U.S. companies, except Aerojet, historically specialized in one or the other. Aerojet today remains the only major propulsion company capable of providing a wide range of solid or liquid fueled products.
     In recent years, the U.S. propulsion industry has consolidated. Aerojet (solids and liquids) is one of the three largest survivors. The other two are Alliant Techsystems (ATK – solids), and a unit of United Technology Corporation’s Pratt & Whitney (P&W – liquids). The Company believes Aerojet’s diversified position in a consolidated industry makes it one of the industry’s leaders.
     The Company believes Aerojet’s position will be sustained over time because of its technical strength and diversity. GenCorp also believes Aerojet benefits from its position in a consolidated industry with prime contractor (Boeing, Lockheed Martin, Northrop Grumman, etc.) and Government (DoD, NASA) customers who desire competition in the industrial base. In many instances, Aerojet is the only credible competitor to ATK or P&W.
     The first attachment (Exhibit A) to this response is a graphic representation of the consolidation of the U.S. propulsion industry and its solid/liquid fuel capabilities.
     The second attachment (Exhibit B) is a graphic representation of the current industry (taken from page 15 of the Definitive Additional Materials filed March 14, 2006) with commentary.
Reference:
•	You exited the fine chemicals business at “attractive valuations” (page 11)
     GenCorp’s comments are based on the facts and circumstances that were in place from the time it originally announced its intention to sell the business, which was October 2004, until the sale closed in November 2005. GenCorp improved the business from a loss position in 2001 to a profitable and growing business, albeit one that was extremely capital-intensive and relied on the business of a few key customers. GenCorp believed that the required capital and management resources necessary to grow the business would be better directed towards its Aerospace & Defense and Real Estate segments.

Securities and Exchange Commission
March 28, 2006

A brief overview of the facts:
–	GenCorp conducted a competitive sale process.

–	The investment bank that advised GenCorp on the transaction provided a valuation analysis in February 2004 which reflected the following:
•	The six (6) selected precedent transactions implied that the range of the TEV of the target companies as a multiple of its of LTM Pro Forma EBITDA was as follows:
•	Average – 10.3x

•	The transaction advisor also concluded that current mergers and acquisition market conditions for Pharmaceutical Fine Chemical manufacturers suggested significantly lower valuations than those implied by precedent transactions.
•	The selected publicly traded comparable companies data implied that the range of the TEV of the selected companies as a multiple of its LTM Pro Forma EBITDA was as follows
•	Range – 9.4x to 9.9x
–	GenCorp entered into negotiations with a prospective buyer with intent to close by November 2004. That deal fell through when the buyer ultimately decided that it was too risky for it to operate a business located on a Superfund site.

–	GenCorp restarted the competitive bid process in early 2005 and eventually sold the business for $114 million, consisting of $88.5 million in cash paid at closing and a $25.5 million unsecured subordinated seller note, at the end of November 2005. The Company has fully reserved for the note. The deal also included a $5 million contingent earn-out potential based on the purchaser’s (AMPAC) LTM 9/06 EBITDA performance. Income will be recognized in the future on the seller note of $25.5 million and any contingent payment when realized.

–	11/30/05 LTM Actual EBITDA was $8.2 million, implying that the business was sold at a 13.9x multiple to LTM actual EBITDA.

–	11/30/05 LTM Pro forma EBITDA (assuming an add-back of $1.3 million for standalone operations) was $9.5 million, implying that the business was sold at a 12.0x multiple to LTM Pro forma EBITDA.
     Based on the foregoing, the Company believes it sold the business at a valuation that was consistent, or above, comparable company valuation multiples. Additionally, GenCorp successfully executed a divestiture of a business that operates on a Superfund site. This risk was a major obstacle and primary reason the originally planned sale in late 2004 was terminated by the first prospective buyer.
Reference:

Securities and Exchange Commission
March 28, 2006

•	Aerojet is a “market leader” in U.S. tactical missiles, defensive missiles, etc. (page 15)
Tactical Missiles
     Tactical missiles, as used in this context, are all powered by solid rocket motors. As described elsewhere in this response, Aerojet and ATK are the only significant U.S. suppliers of these products.
     Page 21 is a partial listing of tactical missile products built by Aerojet. Based on GenCorp’s knowledge of the market, management does not believe any solid rocket motors for U.S. tactical missiles are produced by any company other than Aerojet or ATK and believes this market segment is divided about equally between those two companies.
Defensive Missiles
     Defensive missiles, as used in this context, refer to those systems under the cognizance of the U.S. Department of Defense Missile Defense Agency (MDA).
     Page 21 is a pictorial representation of MDA systems. Based on GenCorp’s knowledge of the market, management believes Aerojet products are included in every system under MDA cognizance. Those products include solid rocket motors for booster vehicles, solid Attitude Control Systems (ACS) for booster vehicles, liquid and solid Divert and Attitude Control Systems (DACS) for intercept/kill vehicles, and heat control devices for laser systems. In addition, the Company believes that all propulsion products included in MDA systems are built by either Aerojet or ATK with the exception of a liquid DACS built by P&W for the THAAD system.
In-Space Propulsion
     In-space propulsion, as used in this context, refers to relatively small propulsion products used to guide and control satellites. In other parts of this response, Aerojet’s success in supplying these products for NASA exploration satellites has been described. Aerojet supplies similar products for defense and commercial satellites. Based on management’s knowledge of this market, management believes Aerojet products are included in approximately 80% of all satellites produced in the U.S.
     Aerojet acquired Atlantic Research Corporation (ARC) in 2003. As a condition of the acquisition, the Federal Trade Commission required Aerojet to divest a small ARC in-space propulsion operation in order to preserve domestic competition.
Government Research and Development

Securities and Exchange Commission
March 28, 2006

     As reported in GenCorp’s 2005 10-K (page 9), Aerojet’s customer-funded research and development expenditures in 2004 and 2005 were $132 million and $177 million respectively, or approximately 29% of total sales in those years.
Reference:
•	Aerojet has a “successful acquisition track record” (page 15)
     In 2002, Aerojet acquired the assets of General Dynamics’ Space Propulsion and Fire Suppression business, a leading supplier of in-space propulsion products. In 2003, Aerojet acquired the assets of ARC’s propulsion business, which had strong solid rocket motor positioning for tactical and missile defense products.
     In 2004, Aerojet acquired certain property and solid rocket motor programs from P&W when that company decided to exit the solid propulsion business.
     In 2001, Aerojet was a relatively small (sales approximately $200 million) propulsion business in an industry that had begun to consolidate. It did not have strong positions in either the tactical missile or in-space propulsion segments of the market. Its largest single program, liquid engines for the Titan launch vehicle, was in “sunset” status; i.e., production was ended and all activity would cease as the remaining inventory of vehicles was launched.
     Aerojet also bears a significant cost burden in its operations related to environmental remediation of propulsion chemicals that contaminated groundwater and soils primarily in the 1950s and 1960s. Aerojet currently absorbs approximately $30 million of these costs annually.
     In short, the Company believes a possibly declining business base, competitive pressures from consolidation, and the burden of remediation costs potentially threatened Aerojet’s long-term competitiveness and viability.
     Acquisitions have been the major factor in positioning Aerojet as one of the three largest, and most diversified, U.S. propulsion companies while enabling it to remain cost-competitive while absorbing significant environmental remediation expenses.
     Through 2005, combined sales of the acquired General Dynamics and ARC operations had increased approximately 30% from the time of acquisition. Over the same period, combined employment increased approximately 6%, despite the closure of a redundant ARC facility.
     Finally, the Company believes that technical and cost synergies have strengthened Aerojet’s competitiveness. Examples include:

Securities and Exchange Commission
March 28, 2006

–	A program called Small Diameter Bomb was won by Aerojet prior to the ARC acquisition. Production work is now being transitioned to a former ARC facility where GenCorp can provide its customers lower unit prices.

–	Aerojet is investing research and development funds in a new solid rocket motor for potential application to missile defense programs. The motor design and development is being done at a legacy Aerojet site, but utilizes a propellant formulation and materials supplied by two former ARC facilities.

–	Elsewhere in this response, business opportunities related to NASA space exploration initiatives have been discussed. Proposals submitted by Aerojet to its potential customers for these opportunities include significant work content at legacy Aerojet, former General Dynamics and former ARC facilities. Without these acquisitions, Aerojet would not have been able to offer customers a comparable range of technologies and facility capabilities.
2.	Please tell us whether your products are included in each of the projects or products listed in pages 20-23. If not, please make a clarifying revision to specify those projects or products in which your products are involved.
     GenCorp supplementally advises the staff that Aerojet products are included in all projects or products listed and/or pictured on pages 20-22.
     Page 23 is a conceptual representation of future propulsion applications related to NASA’s current plan to replace the Space Shuttle with a Crew Exploration Vehicle (CEV), continue unmanned exploration missions with particular emphasis on the Moon and Mars, and eventually, send manned missions to those bodies.
     The Company believes Aerojet is positioned to capture new business in this area for the following reasons:
–	Aerojet is a member of both the prime contractor teams (Northrop Grumman / Boeing and Lockheed Martin) competing for CEV.

–	Aerojet has a long history of providing propulsion products to all U.S. manned missions, including the Space Shuttle, and all NASA Discovery missions.

–	Aerojet’s ability to win roles on exploration missions had recently been demonstrated by a number of high-profile successes including: Mercury Messenger, Cassini, Stardust, Pluto New Horizons and the Mars Reconnaissance Orbiter.

–	Aerojet has active customer-funded research and development contracts directly related to future exploration requirements.

Securities and Exchange Commission
March 28, 2006

Definitive Additional Materials filed March 17, 2006
3.	Please clarify how Pirate Capital’s proxy solicitation is “inconsistent with shareholders’ interests.”
     GenCorp supplementally advises the staff that the balance of the shareholder letter after the second paragraph, in which this statement is made, presents GenCorp’s support for why it believes Pirate’ proxy solicitation is inconsistent with shareholders’ interests. This statement was made in the introductory paragraphs that set up the rest of the letter. The balance of the letter explains (1) how management, with the assistance of the Board, has positioned the Company for continued growth, (2) the experience of the Company’s nominees in contrast to the experience of Pirate’s nominees and (3) the Board’s commitment to corporate governance. The essence of the letter is that given these factors, changing course at this time would be inconsistent with what the Board has accomplished.
4.	Note that each statement or assertion of opinion or belief must not only be clearly characterized as such, but must also have a reasonable factual basis. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide more detailed support for your assertion that the current board of directors has “a proven track record of enhancing shareholder value.” For example, support your statement that Aerojet will generate “predictable future profits and positive cash flow.”
     GenCorp supplementally advises the staff that the statement that GenCorp’s current Board of Directors has “a proven track record of enhancing shareholder value” is supported by the fact that GenCorp’s stock price has tripled since the Board put in place current management, as stated in the last sentence of that discussion. In addition, GenCorp released a shareholder letter on March 24, 2006, which graphically shows this enhanced shareholder value, and provides a quote from Institutional Shareholder Services that, “Management’s strategy has worked as shareholders have realized value over the past three years as evidenced by solid stock performance.”
Reference:
•	For example, support your statement that Aerojet will generate “predictable future profits and positive cash flow”.
     Aerojet segment performance for the past three years, excluding the (i) Atlas V write-off of $169 million in 2005, (ii) disclosed unusual items, and (iii) retirement benefit plan expense which is mostly non-cash, has been fairly steady at $45 million in 2003, $57 million in 2004 and $56 million in 2005 (as noted on page 99 of the Company’s 2005 annual report on Form 10K). Aerojet had over $600 million in sales in 2005 with hundreds of ongoing, active contracts that

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include a mix of cost-type (approximately 40%) and fixed-price type (approximately 60%) with the top five programs accounting for less than 36% of 2005 net sales (as noted on page 8 of the Company’s 2005 annual report on Form 10K). The Company believes that with the wide mix of contracts, no significant reliance on any single program, and with the restructure of the Atlas V program that stems any further significant cash investment, Aerojet will generate predictable future profits and cash flow.
Staff Comment Letter, dated March 27, 2006
Definitive Additional Materials filed March 23, 2006
1.	Your statement that Pirate Capital’s characterization of ISS’s recommendation is grossly misleading appears to charge Pirate Capital with illegal conduct. Please confirm that in future filings you will avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9.
     GenCorp confirms that it will avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. The Company believes, however, that it established the factual foundation for its belief by noting that ISS did not recommend that GenCorp shareholders support Pirate’s slate of nominees to the GenCorp Board, as implied by Pirate’s press release, and in fact, that ISS recommended that GenCorp shareholders WITHHOLD their votes for two of Pirate’s three nominees.
     If you have any questions regarding these responses or any further comments, please contact the undersigned at (216) 586-7254, or in his absence Robert Profusek at (212) 326-3800, each of Jones Day.

Sincerely,
/s/ Christopher J. Hewitt

Christopher J. Hewitt Jones Day

cc (w/o encl.):	Mark A. Whitney, Esq., GenCorp Inc. Robert A. Profusek, Esq., Jones Day Stephen Fraidin, Esq., Kirkland & Ellis

EXHIBIT A CONSOLIDATION OF U.S. PROPULSION INDUSTRY ALLIANT TECHSYSTEMS (solids) ALLIANT TECHSYSTEMS (solids) HERCULES (solids) THIOKOL (solids) P&W CSD (solids) AEROJET (solids, liquids) AEROJET (solids, liquids) GENERAL DYNAMICS (liquids) ATLANTIC RESEARCH CORP. (solids) P&W (liquids) P&W SPACE (liquids) ROCKETDYNE (liquids)

EXHIBIT B
COMPOSITION OF U.S. PROPULSION INDUSTRIAL BASE
General
Market share estimates are based on Aerojet’s knowledge of its markets and public information made available by its primary competitors. As described below, the domestic solid propulsion industrial base consists primarily of Aerojet and ATK, and the liquid propulsion industrial base consists of Aerojet and P&W, with participation by Northrop Grumman and American Pacific Corporation (AMPAC).
Estimated ATK and P&W sales related to NASA’s Space Shuttle program are shown separately on the pie charts because they represent such a large portion of those companies’ total propulsion revenues.

Solid Propulsion
The U.S. solid propulsion industrial base consists primarily of Aerojet and ATK. GenCorp estimates that approximately 4% of the market is held by “Others”. “Others” include a few relatively small companies that utilize materials and technologies that are similar to those used by Aerojet and ATK, but do not compete across the full spectrum of solid propulsion products.

Liquid Propulsion
Aerojet’s primary liquid propulsion competitor is P&W. GenCorp estimates that approximately 15% of the market is held by “Others”. “Others” consists primarily of AMPAC and Northrop Grumman.
As described elsewhere in this response, Aerojet was required to divest an in-space propulsion operation as a condition of its acquisition of ARC. AMPAC was the buyer.

Northrop Grumman, through its acquisition of TRW, has a liquid propulsion capability that is concentrated on in-space propulsion. Northrop Grumman uses their capability largely as a captive in-house source of supply. For example, Northrop Grumman, to GenCorp’s knowledge, does not supply in-space propulsion products to other satellite manufacturers such as Boeing, Lockheed Martin, or Loral. Conversely, neither Aerojet nor ARC has provided products for Northrop Grumman satellites. Northrop Grumman does compete with Aerojet and P&W for some products; for example, Reaction Control Engines for certain NASA applications, but not across the full range of liquid propulsion products.

Source: GenCorp Management Estimates

Summary
The Company believes the composition of the U.S. propulsion industrial base described herein, and Aerojet’s position as the only broadly capable supplier of both solid and liquid-fueled products, place Aerojet in an industry leadership position, along with ATK and P&W.